ELEMENTAL EXECUTES OPTION AGREEMENT TO SELL THE HACHITA PORPHYRY COPPER-GOLD PROJECT

December 4, 2025 - Vancouver, BC: Elemental Royalty Corporation ("Elemental" or the "Company") (TSX-V: ELE, NASDAQ: ELE) is pleased to announce that Bronco Creek Exploration Inc. ("BCE"), a wholly owned subsidiary of Elemental, has executed an option agreement (the "Agreement") with First Quantum Minerals Limited ("First Quantum"), an Ontario, Canada, corporation (TSX: FM) for the Hachita project (the "Project") in order to explore for porphyry copper-gold style mineralization in southwestern New Mexico, U.S.

The Agreement provides Elemental with an execution payment, staged option payments, and required work commitments on the Project during the earn-in period. Additionally, upon earn-in for the Project, Elemental will receive a 3% net smelter return ("NSR") royalty interest, annual advanced royalty ("AAR") and milestone payments, providing the Company with a strong foundation for future upside as the Project advances.

Highlights

  Option agreement signed with First Quantum to explore for copper-gold porphyry in New Mexico
  The agreement includes execution and options payments to Elemental totalling over US$800,000 over a five-year earn-in period
  Upon earn-in, Elemental will be granted a 3% NSR royalty, as well as US$100,000 AAR and other milestone payments as the Project advances
  Demonstration of the organic royalty generation model providing long-term value through partner company funded programs paired with their technical expertise

The Project was acquired by staking of open ground after recognizing untested targets in the underexplored Sylvanite District during regional generative exploration efforts in the Laramide belt of southwestern U.S. The agreement serves as another example of generating compelling district-scale opportunities and organically growing the company's royalty portfolio through its royalty generation efforts and technical expertise.

Commercial Terms Overview

Under the terms of the Agreements, First Quantum can earn 100% interest in the Project by providing: a) an execution payment totaling US$50,000, b) option payments totaling US$750,000, and c) cumulative exploration expenditures of US$6,000,000 over the five-year term of the option agreement.

Upon option exercise by First Quantum, Elemental will retain a 3% net smelter royalty on the Project; 1% of the royalty may be bought back for a total of US$5,000,000 on or before the fifth anniversary of a published resource. First Quantum will make Advanced Annual Royalty payments to Elemental of US$100,000 upon each anniversary of the closing date until the completion of either a Feasibility Study or a Development Decision. In addition, First Quantum will make Project milestone payments consisting of: a) US$500,000 upon completion of a Feasibility Study, and b) US$2,500,000 upon a development decision.

David M. Cole, Chief Executive Officer of Elemental, commented: "This transaction on the Hachita Project represents another excellent example of Elemental's impressive technical expertise in identifying prospective targets in underexplored jurisdictions and thereby attracting world-class exploration partners. We look forward to working with First Quantum to advance Hachita and seeing the project progress further through a formal exploration campaign. Project generation remains a core tenet of our business model as we continue to build our portfolio of royalty interests."

Elemental Royalty Corporation. | 905 - 815 W. Hastings St. | Vancouver, BC | V6C 2V6 | Canada

Hachita Project Overview

Hachita is located approximately 95 km SE of Lordsburg, New Mexico, in the Sylvanite Mining District. The Hachita project targets Laramide porphyry copper-gold and skarn mineralization in an underexplored district in the eastern portion of the Laramide Porphyry Belt. Multiple square kilometer overlapping alteration zones, robust geochemical anomalies, and coincident geophysical responses indicate the potential for two distinct targets on the Project: a porphyry copper-gold system at the Western Target and a copper-gold skarn system at the Copper Dick Extension ("CDE") Target.

The Western Target is a porphyry copper-gold system exposed at surface with widespread sericite-pyrite alteration, locally abundant quartz veins, and copper oxide mineralization. Complex porphyry-style alteration zonation is exposed over a two by three square kilometer area, indicative of large-scale hydrothermal system. The system is faulted and rotated by post-mineral normal faults. The observations to-date are consistent with the shallower, upper pyrite halo portion of the porphyry system preserved in the northwest with portions of the deeper parts of the system outcropping to the southeast. The proximal, higher temperature and potentially higher-grade core of the system representing the primary target here has yet to be found. Airborne drone magnetics delineated a magnetic low which correlates well with the outcropping sericite-pyrite alteration zone. Additionally, historical induced polarization ("IP") data displays a strong chargeability response within the target area, which may represent increasing sulfide content at depth.

The Copper Dick Extension Target is a copper-gold bearing garnet-pyroxene skarn target exposed at surface near the historical Copper Dick Mine. Mineralization at the mine is truncated to the north by a post-mineral normal fault, indicating the skarn mineralization and the Cretaceous carbonate host rocks that serve as an ideal host may be preserved at depth in the hanging wall. Historical IP data support this interpretation; a strong chargeability response over the Copper Dick Extension Target may represent the presence of sulfide mineralization at depth.

This transaction is an example of the execution of the royalty generation business model in providing turn-key and drill ready exploration projects to partner companies in exchange for royalty interests and pre-production cash flow.

David M. Cole

CEO and Director

For more information, please contact:

David M. Cole	info@elementalroyalty.com
CEO

Tara Vivian-Neal	info@elementalroyalty.com
Investor Relations

www.ElementalRoyalty.com

TSX.V: ELE | NASDAQ: ELE | ISIN: CA28619K1093 | CUSIP: 28619K109

Elemental Royalty Corporation. | 905 - 815 W. Hastings St. | Vancouver, BC | V6C 2V6 | Canada

About Elemental Royalty Corporation.

Elemental is a new mid-tier, gold-focused streaming and royalty company with a globally diversified portfolio of 16 producing assets and more than 200 royalties, anchored by cornerstone assets and operated by world-class mining partners. Formed through the merger of Elemental Altus and EMX, the Company combines Elemental Altus's track record of accretive royalty acquisitions with EMX's strengths in royalty generation and disciplined growth. This complementary strategy delivers both immediate cash flow and long-term value creation, supported by a best-in-class asset base, diversified production, and sector-leading management expertise.

Elemental Royalty trades on the TSX Venture Exchange and the Nasdaq under the ticker "ELE".

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V.) accepts responsibility for the adequacy or accuracy of this press release.

Qualified Person

Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

Cautionary note regarding forward-looking statements

This news release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental Royalty to control or predict, that may cause Elemental Royalty' actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental Royalty will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with Elemental Royalty' expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental Altus for the year ended December 31, 2024. Elemental Altus undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represent management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Elemental Royalty Corporation. | 905 - 815 W. Hastings St. | Vancouver, BC | V6C 2V6 | Canada